Filed pursuant to Rule 424(b)(3)

Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4 DATED DECEMBER 28, 2005

TO THE PROSPECTUS DATED NOVEMBER 10, 2005

This document supplements, and should be read in conjunction with, our prospectus dated November 10, 2005 relating to our follow-on offering of 300,600,000 shares of common stock, as supplemented by supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005 and supplement no. 3 dated December 21, 2005. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	status of our public offerings;

•	the recapitalization and reconstitution of the entities that own interests in the Key Center Complex, a 57-story office tower, a 400-room full-service hotel and a 982-space parking garage located in Cleveland, Ohio;

•	the acquisition of a seven-story office building containing approximately 231,000 rentable square feet located in North Fayette, Pennsylvania;

•	the acquisition of a 13-story office building containing approximately 255,000 rentable square feet located in Tampa, Florida; and

•	information regarding our indebtedness.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We received aggregate gross offering proceeds of approximately $2.0 billion from the sale of approximately 195.2 million shares in our initial public offering.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. As of December 23, 2005, we had received gross offering proceeds of approximately $26.1 million from the sale of approximately 2.6 million shares in our follow-on offering.

As of December 23, 2005, we had received aggregate gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.8 million shares in our public offerings. After incurring approximately $39.5 million in acquisition fees, approximately $187.9 million in selling commissions and dealer manager fees, approximately $31.2 million in other organization and offering expenses, and funding common stock redemptions of approximately $15.1 million pursuant to the share redemption program, as of December 23, 2005, we had raised aggregate net offering proceeds available for investment in properties of approximately $1.7 billion, all of which had been invested in real estate properties.

Recapitalization and Reconstitution of Entities that Own Interests in the Key Center Complex

On December 22, 2005, we completed the recapitalization and reconstitution of the entities that own the interests in an office tower, a full service hotel and a parking garage (collectively, the “Key Center Complex”), all of which are located in Cleveland, Ohio. The recapitalized entities consist of Key Center Properties LLC (“KCP LLC”), a Delaware limited liability company, and Key Center Lessee Limited Partnership (“KCLLP”), an Ohio limited partnership. KCP LLC, a joint venture between us and Key Center Properties Limited Partnership (“KCPLP”), a wholly owned entity of The Richard E. Jacobs Group (“The Jacobs Group”), now holds all the interest in the Key Center Complex. The Jacobs Group, through its ownership of KCPLP, retained its 50% ownership interest in KCP LLC and will remain as the managing member of KCP LLC.

Through a combination of equity and debt contributions of approximately $315.7 million, we became entitled to all the benefits of ownership of the Key Center Complex, including the right to receive all net cash flow derived from the operation of the Key Center Complex, excluding a de minimis amount of revenue derived from the operation of the hotel.

The gross investment of approximately $315.7 million is comprised of the following:

•	an equity contribution of approximately $71.2 million to KCP LLC, the reconstituted entity that now holds all the interests in the Key Center Complex, and in which we now own a 50% interest;

•	the Key Center Complex continuing to be subject to certain urban development grant mortgages in the principal amount of approximately $17.7 million (the “UDAG Loans”);

•	a loan to KCPLP, the Ohio limited partnership entity that owns the other 50% interest in KCP LLC, in the amount of approximately $74.5 million (the “KCPLP Loan”); and

•	the acquisition of the existing mortgage loans on the Key Center Complex in the principal amount of approximately $152.3 million (the “Mortgage Loans”).

Our equity contribution to KCP LLC, the KCPLP Loan and the acquisition of the Mortgage Loans were funded with proceeds from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. Our interest in KCP LLC was acquired from OTR, an Ohio general partnership, as nominee for the State Teachers Retirement Board of Ohio. Neither OTR nor KCPLP is affiliated with us or Wells Capital, Inc. (our “Advisor”).

The UDAG Loans mature on May 11, 2009 and do not bear interest, except for certain contingent interest payments based on net cash flow hurdles that are not anticipated to be achieved. The KCPLP Loan bears interest at an annual rate of 12.0% and is secured by a pledge of KCPLP’s interest in KCP LLC. The Mortgage Loans were acquired at par from Teachers Insurance and Annuity Association of America (“TIAA”) and New York State Teachers Retirement System (“NYSTRS”), the prior holders of the mortgages. TIAA and NYSTRS are not affiliated with us or our Advisor. The Mortgage Loans, which continue to encumber the interests of KCP LLC in the Key Center Complex, bear interest at the annual rate of 8.59% and mature on July 6, 2008.

Key Center Complex

The Key Center Complex consists of a 57-story office tower containing approximately 1,321,100 rentable square feet (the “Key Center Tower”), a 400-room full-service Marriott hotel (the “Key Center Marriott”) and a 982-space parking garage (the “Key Center Garage”). The Key Center Complex is located on a total of approximately 2.14 acres of land at 127 Public Square and 1360 West Mall Drive in Cleveland, Ohio.

Key Center Tower

The Key Center Tower, which was completed in 1991, is leased to KeyCorp (approximately 53%), Squire, Sanders and Dempsey (“Squire Sanders”) (approximately 12%) and Thompson Hine & Flory, LLP (“Thompson Hine”) (approximately 11%) and various other office and retail tenants (approximately 14%). Approximately 10% of the Key Center Tower is currently vacant.

KeyCorp, which is based in Cleveland and traded on the NYSE, is one of the nation’s largest financial services companies. KeyCorp, through its operating companies, provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the U.S and, for certain business, internationally. KeyCorp, which employs approximately 19,000 people, reported a net worth, as of September 30, 2005, of approximately $7.5 billion.

Squire Sanders, which was founded in 1890, is a multi-jurisdictional law firm with approximately 800 lawyers practicing in offices throughout the Americas, Europe and Asia. Squire Sanders is organized around four major practice areas: advocacy, business, capital markets and regulated industries. Thompson Hine, which was established in 1911, is among the largest business law firms in the U.S. Thompson Hine, which has more than 370 lawyers, has offices in Atlanta, Brussels, Cincinnati, Cleveland, Columbus, Dayton, New York, and Washington, D.C.

The current aggregate annual base rent for KeyCorp, Squire Sanders and Thompson Hine and the 10 other office tenants in the Key Center Tower is approximately $31.1 million. The current weighted-average remaining lease term for KeyCorp, Squire Sanders and Thompson Hine and the 10 other office tenants in the Key Center Tower is approximately 10 years. KeyCorp has the right, at its option, to extend the initial term of its lease for three additional 10-year periods. Squire Sanders has the right, at its option, to extend the initial term of its lease for two additional five-year periods. Thompson Hine, which recently extended its lease agreement for an additional 10 years beyond its original lease expiration date of September 30, 2007, has the right, at its option, to extend the term of its lease for one additional five-year period. Additionally, as part of its lease extension, Thompson Hine has agreed to lease an additional floor commencing on October 1, 2006, which will increase its leased percentage from approximately 11% to approximately 13%.

We do not intend to make significant renovations or improvements to the Key Center Tower. We believe that the Key Center Tower is adequately insured.

Key Center Marriott

The Key Center Marriott, which was completed in 1991, features 400 guest rooms, including 15 suites, a full-service restaurant, decorated meeting facilities in an approximately 15,000-square foot conference center, a full-service fitness center and pool, concierge level and other amenities. The Key Center Marriott, which is adjacent to the Key Center Tower and sits on approximately 0.8 acres of land, is located just off historic Public Square and directly abutting the West Mall. Approximately 200 parking spaces in the Key Center Garage are reserved for guests and employees of the Key Center Marriott. During 2005, the Key Center Marriott underwent full-scale room upgrades that included the replacement of all mattresses, new bathrooms and installation of flat screen televisions.

The Key Center Marriott has been part of the Marriott Hotels & Resorts chain since it opened in October 1991. Marriott Hotel Services, Inc. (“Marriott”), a subsidiary of Marriott International, Inc., manages the Key Center Marriott pursuant to a management agreement with KCLLP. The initial term of the management agreement with Marriott expires on December 30, 2021, and Marriott has the option to exercise three 10-year renewals terms. The base management fee is 3% of gross revenues derived from the Key Center Marriott. The management agreement also contains an incentive management fee that is calculated as 25% of net profit, in excess of the owner’s priority return, as defined by the management agreement and related amendments. The management agreement grants to Marriott a right of first refusal in the event of the sale of the Key Center Marriott. The management agreement also contains refinancing and sale incentive fees that would be due to Marriott from the owner in the event of a refinancing or sale of the Key Center Marriott above certain thresholds that include an assumed $39.0 million mortgage debt amount.

The Key Center Marriott will be operated by KCLLP, an entity in which we acquired a 99.9% interest as part of our recapitalization and reconstitution of KCP LLC. Key Center Lessee Corporation, an unaffiliated entity, owns the remaining 0.1% interest in KCLLP. We acquired our interest in KCLLP through Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary organized as a Delaware single-member limited liability company. Wells TRS has elected to be treated as a taxable REIT subsidiary; therefore, any earnings recognized by Wells TRS will be subject to federal and state income taxes.

Acquisition of the 2000 Park Lane Building

On December 27, 2005, we purchased a seven-story office building containing approximately 231,000 rentable square feet (the “2000 Park Lane Building”) from Legent Corporation, a subsidiary of Computer Associates International, Inc. (“Computer Associates”), in a sale-leaseback transaction for a purchase price of approximately $29.5 million, plus closing costs. Legent Corporation and Computer Associates are not affiliated with us or Wells

Capital, Inc. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A.

The 2000 Park Lane Building, which was completed in 1993 and is located on approximately 13.1 acres of land at 2000 Park Lane in North Fayette, Pennsylvania, is leased to Fisher Scientific Company, LLC (“Fisher Scientific”) (approximately 64%) and Computer Associates (approximately 25%). Approximately 11% of the 2000 Park Lane Building is currently vacant.

Fisher Scientific, which is traded on the NYSE, is a provider of products and services to the scientific community, including pharmaceutical and biotech companies, colleges and universities, medical-research institutions, hospitals and government agencies. Founded in 1901, Fisher Scientific provides more than 600,000 products and services and employs approximately 17,500 people worldwide. Fisher Scientific reported a net worth, as of September 30, 2005, of approximately $4.2 billion.

Computer Associates, which is traded on the NYSE, is one of the world’s largest IT management software providers serving government entities, educational institutions and companies in diverse industries worldwide. Founded in 1976, Computer Associates is a global company with headquarters in the United States and 150 offices in more than 45 countries. Computer Associates, which employs approximately 15,000 people worldwide, reported a net worth, as of September 30, 2005, of approximately $4.9 billion.

The current aggregate annual base rent for Fisher Scientific and Computer Associates is approximately $4.0 million. The current weighted-average remaining lease term for Fisher Scientific and Computer Associates is approximately seven years. Fisher Scientific has the right, at its option, to extend the term of its lease for two additional five-year periods. Computer Associates has the right, at its option, to extend the initial term of its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the 2000 Park Lane Building. We believe that the 2000 Park Lane Building is adequately insured.

Acquisition of the Tampa Commons Building

On December 27, 2005, we purchased a 13-story office building containing approximately 255,000 rentable square feet (the “Tampa Commons Building”). The Tampa Commons Building is located on approximately 2.89 acres of land at One North Dale Mabry Highway in Tampa, Florida. The purchase price of the Tampa Commons Building was approximately $49.1 million, plus closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The Tampa Commons Building was purchased from Oppenheim Immobilian-Kapitalanlagegesellschaft, which is not affiliated with us or Wells Capital, Inc.

The Tampa Commons Building, which was completed in 1984, is leased to Time Customer Service, Inc. (“Time”) (approximately 48%), Wilkes and McHugh, P.A. (“Wilkes & McHugh”) (approximately 16%), Masonite U.S. Corporation (“Masonite”) (approximately 8%) and various other office and retail tenants (approximately 28%).

Time is a subsidiary of Time, Inc., a leading U.S. consumer magazine publisher with more than 140 magazines in its collection. Time Inc., which employs approximately 11,000 people and guarantees the Time lease, is a subsidiary of Time Warner Inc. (“Time Warner”), a media and entertainment company with businesses in filmed entertainment, interactive services, television networks, cable systems, music and publishing. Time Warner, which is traded on the NYSE and employs approximately 84,000 people, reported a net worth, as of September 30, 2005, of approximately $63.4 billion.

Wilkes & McHugh is a full service civil litigation and personal injury law firm with 10 offices throughout the U.S. Masonite, a business unit of the private equity firm Kohlberg Kravis Roberts and Company, manufacturers doors, door components, and door entry systems for residential buildings.

The current aggregate annual base rent for Time, Wilkes & McHugh, Masonite and the 11 other tenants of the Tampa Commons Building is approximately $5.9 million. The current weighted-average remaining lease term for Time, Wilkes & McHugh, Masonite and the 11 other tenants of the Tampa Commons Building is approximately four years. Time and Masonite have the right, at their option, to extend the terms of their leases for one additional five-year period. If Masonite desires to expand its premises at the Tampa Commons Building and we are unable to make such space available within 12 months, Masonite shall have a one-time option to terminate its lease effective March 31, 2009 for a termination fee equal to the sum of approximately $0.2 million plus unamortized leasing commission and tenant improvement costs.

We do not intend to make significant renovations or improvements to the Tampa Commons Building. We believe that the Tampa Commons Building is adequately insured.

Indebtedness

As of December 27, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 34%. As of December 27, 2005, total indebtedness was approximately $855.2 million, which consisted of fixed-rate mortgages on certain properties of approximately $617.2 million and approximately $238.0 outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $21.1 million in capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 10, 2005, supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005, supplement no. 3 dated December 21, 2005 and supplement no. 4 dated December 28, 2005.

Supplement no. 1 includes:

•	status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	our unaudited financial statements as of and for the nine months ended September 30, 2005.

Supplement no. 2 includes:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Supplement no. 3 includes:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.

Supplement no. 4 includes:

•	status of our public offerings;

•	the recapitalization and reconstitution of the entities that own interests in the Key Center Complex, a 57-story office tower, a 400-room full-service hotel and a 982-space parking garage located in Cleveland, Ohio;

•	the acquisition of a seven-story office building containing approximately 231,000 rentable square feet located in North Fayette, Pennsylvania;

•	the acquisition of a 13-story office building containing approximately 255,000 rentable square feet located in Tampa, Florida; and

•	information regarding our indebtedness.